SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Catalyst Paper Corporation
(Name of Issuer)
Common Shares
(Title of Class and Securities)
14888T104
(CUSIP Number of Class of Securities)
Third Avenue Management LLC
Attn: Mr. David Barse
622 Third Avenue, 32nd Floor
New York, NY 10017
(212) 888-2290
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 20, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	14888T104

1	NAMES OF REPORTING PERSONS: Third Avenue Management LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
I.D. No. 01-0690900

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		77,775,470 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		81,503,313 shares

WITH	10	SHARED DISPOSITIVE POWER:

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

81,503,313 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

38.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IA
Note: All shares identified above are the Company’s common shares, and the percentage in Row 13 above relates to such common shares.

Explanatory Note
     This Amendment No. 2 amends and supplements the Schedule 13D filed on July 28, 2006 by Third Avenue Management LLC (“TAM”), as amended by Amendment No. 1 to the Schedule 13D filed on August 15, 2006 by TAM (the “Statement”) relating to the common shares of (“Common Shares”) of Catalyst Paper Corporation, a Canada corporation (the “Company”).
     Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Statement is hereby amended in its entirety to be replaced by the following:
     TAM is a registered investment adviser that acts as direct adviser to certain investment companies and other funds, as a sub-adviser to certain other institutions, and as an adviser to separately managed accounts. Certain portfolios of these funds have used working capital to purchase Common Shares upon the orders of TAM acting as adviser or sub-adviser. Advised funds: Third Avenue International Value Fund, an investment company registered under the Investment Company Act of 1940, has expended $64,485,595.38 to acquire 23,376,200 Common Shares; and various separately managed accounts for which TAM acts as investment advisor have expended a total of $53,894,382.58 to acquire 19,127,113 Common Shares.
     In addition, pursuant to the Offer (as defined below), Third Avenue International Value Fund acquired 16,704,045 additional Common Shares, Third Avenue Small-Cap Value Fund acquired 12,107,879 Common Shares, Third Avenue Variable Series Trust acquired 1,037,818 Common Shares and various separately managed accounts for which TAM acts as investment advisor acquired, in the aggregate, 9,150,258 additional Common Shares for their respective accounts. Pursuant to the terms of the Offer, the additional Common Shares were acquired at a price of CDN$3.30 per share.
Item 4. Purpose of Transaction
Item 4 of the Statement is hereby amended in its entirety to be replaced by the following:
     TAM previously acquired, on behalf of certain investment advisory clients of TAM, Common Shares for investment purposes. Prior to the completion of the Offer, TAM exercised control or direction over approximately 19.8% of the outstanding Common Shares. The Common Shares over which TAM exercised control or direction were beneficially owned by certain investment advisory clients of TAM on whose behalf TAM had discretionary investment authority.
     On August 11, 2006, CTOE LLC, a limited liability company formed under the laws of the State of Delaware (the “Offeror”), filed a circular announcing a public general tender offer (the “Offer”) to all shareholders of the Company, for up to 39,000,000 Common Shares (representing approximately 18.2% of the outstanding Common Shares), at a price of CDN$3.30 per Common Share. The Offeror was formed at the request of TAM solely for the purpose of making the Offer and has not otherwise carried on, and will not otherwise carry on, any material business or activity and has no assets. The Offer was made for the benefit of certain investment advisory clients of TAM who are the owners of the Common Shares acquired under the Offer.
     On October 23, 2006, TAM announced the completion of the Offer, and that a total of approximately 53,925,000 Common Shares representing approximately 25.1% of the issued and outstanding Common shares were tendered to the Offer. Since more than the maximum number of Common Shares for which the Offer was made were tendered to the Offer, the Common Shares purchased from each Company shareholder was determined on a pro rata basis, resulting in the acquisition of an additional 39,000,000 Common Shares over which TAM exercises control or direction.
     Accordingly, pursuant to the Offer, TAM has increased the investment made in Common Shares on behalf of its participating client accounts. Third Avenue International Value Fund, together with other client accounts managed by TAM, currently beneficially own 81,503,313 Common Shares, representing approximately 38.0% of the issued and outstanding Common Shares. TAM exercises control or direction over all of such Common Shares as portfolio manager. TAM is entitled to vote 77,775,470 of such Common Shares.
     Subject to compliance with applicable securities laws, TAM may, in the future on behalf of its client accounts, acquire control or direction over additional Common Shares, sell Common Shares or cease to exercise control or direction over Common Shares.
     TAM has no present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
Item 5 of the Statement is hereby amended in its entirety to be replaced by the following:
(a-b) The aggregate number and percentage of Common Shares to which this Schedule 13D relates is 81,503,313 Common Shares, constituting approximately 38.0% of the 214,604,120 Common Shares outstanding as of August 25, 2006.
A. Third Avenue International Value Fund
(a) Amount beneficially owned: 40,080,245 Common Shares.
(b) Percent of class: 18.7%
(c) Number of Common Shares as to which TAM has:
(i) Sole power to vote or direct the vote: 40,080,245
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 40,080,245
(iv) Shared power to dispose or direct the disposition: 0
B. Third Avenue Management Separately Managed Accounts
(a) Amount beneficially owned: 28,277,371 Common Shares.
(b) Percent of class: 13.2%
(c) Number of Common Shares as to which TAM has:
(i) Sole power to vote or direct the vote: 24,549,528
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 28,277,371
(iv) Shared power to dispose or direct the disposition: 0
C. Third Avenue Small-Cap Value Fund
(a) Amount beneficially owned: 12,107,879 Common Shares.
(b) Percent of class: 5.6%
(c) Number of Common Shares as to which TAM has:
(i) Sole power to vote or direct the vote: 12,107,879
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 12,107,879
(iv) Shared power to dispose or direct the disposition: 0
D. Third Avenue Variable Series Trust
(a) Amount beneficially owned: 1,037,818 Common Shares.
(b) Percent of class: 0.5%
(c) Number of Common Shares as to which TAM has:
(i) Sole power to vote or direct the vote: 1,037,818
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 1,037,818
(iv) Shared power to dispose or direct the disposition: 0
(c) Other than the transactions in the Common Shares effected by TAM pursuant to the Offer described herein, TAM has not effected any transactions in the Common Shares during the past sixty days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares other than the funds and accounts identified above.
(e) Not applicable.
Item 7. Material to be Filed as an Exhibit
Item 7 of the Statement hereby amended and supplemented by the filing of the following exhibits herewith:

Exhibit
No.	Description
3	Press Release of Third Avenue Management LLC, dated October 23, 2006.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 26, 2006

THIRD AVENUE MANAGEMENT LLC

/s/ David Barse Name: David Barse
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit
No.	Description
3	Press Release of Third Avenue Management LLC, dated October 23, 2006.